FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of March, 2006

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

March 2, 2006

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

MAX lists on Frankfurt Stock Exchange

MAX Resources Corp.’s common shares have been accepted for listing on the Frankfurt Stock Exchange under the trading symbol “M1D”.

The listing will provide current and future European shareholders of MAX with easier access to trading in the company's common shares.  The Company’s shares will continue to trade on the TSX Venture Exchange under the symbol “MXR” and on the OTC Bulletin Board in the U.S. under the symbol “MXROF”.

The Frankfurt Exchange (Deutsche Boerse) is one of the world's largest stock exchanges, with its electronic trading platform, Xetra, having made it the world's second-largest fully electronic cash market.  For more information, and access to stock quotes, please visit their web site at www.deutsche-boerse.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

March 8, 2006

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Drilling scheduled at Thomas Mountain Uranium project in Utah

Max Resource Corp. ((TSX.V: MXR; OTCBB – MXROF; Frankfurt: M1D) has retained DeLong Construction and Drilling of Nevada as the drilling contractor for its Thomas Mountain uranium prospect in Juab County, Utah.

The Thomas Mountain project comprises 195 claims totaling 3,900 acres and is located 150 miles southwest of Salt Lake City and 20 miles west of the town of Delta.  These uranium claims are situated east of the Brushman Wellman Beryllium mine, and have excellent road access.   The claims are controlled 100% by MAX.

DeLong Drilling will be using a reverse-circulation drill to drill the first hole of a six hole drill program.   Drilling is scheduled to begin on or about March 15, 2006.

The PPCO claims were explored during the early 1980’s by Phillips Uranium, a wholly-owned subsidiary of Phillips Petroleum.  Phillips encountered uranium grades of approximately 0.05% U3O8, over a 100 foot thickness at a depth of 900 feet within a small caldera.  The uranium host rock was identical to the host rock found in a nearby structurally controlled uranium system, the “Yellow Chief” mine, that produced approximately 500,000 pounds of uranium from ore that had an average grade of 0.2% U3O8. The mining was terminated when the ore zone was found to be faulted off to the east.  The zone found by Phillips on the PPCO claims is thought to be the source of the original Yellow Chief mineralization.  The mineralization is in the mote sediments of a small caldera contained within a major caldera system and appears to be structurally controlled along the edge of this caldera.  Due to the geological formations in the area, the property may be amenable to “in-situ leaching “(“ISL”), subject to further exploration.

Exploration drilling conducted by Phillips on the PPCO claims was supervised by Clancy J. Wendt, the Vice President of Exploration for MAX, who was employed by Phillips at that time.  Further exploration of the property was terminated by Phillips after the Three Mile Island accident, which resulted in Phillips terminating all of its uranium exploration activities.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Utah, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

March 21, 2006

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

First drill hole completed at Thomas Mountain Uranium project in Utah

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has completed the first drill hole of a six hole drill program at the Thomas Mountain uranium prospect in Juab County, Utah.

Drill hole PPCO # 1 was drilled to a target depth of 1,157 feet to intersect the previous mineralization found during drilling conducted by Clancy Wendt for Phillips Uranium Company in the early 80’s.  The PPCO #1 drill hole was positioned 100 feet south of this prior drill hole, where Phillips encountered uranium grades of approximately 0.05% U3O8, over a 100 foot thickness at a depth of 900 feet.

On completion of drilling, Century Geophysical Company probed the drill hole using a Gamma-SP probe.  Results indicated that the zone of previous mineralization was anomalous but not ore grade.  It appears that the beryllium tuff unit, which is the host rock for the nearby Yellow Chief mine, either thins to the south or is faulted off.

This was the first of a six hole drill program which has now been put on hold due to heavy snowfall.   Between one to two feet of show has fallen in the immediate area and the drill rig has been removed until conditions improve.  Previous drilling conducted by Phillips concentrated to the north of the PPCO #1 drill and these historic results have not been available.  This may indicate that this is the preferred direction of exploration and the remaining five holes of the program will explore this area, as soon as weather conditions improve and a drilling rig is again available.

The Thomas Mountain project comprises 195 claims totaling 3,900 acres and is located 150 miles southwest of Salt Lake City and 20 miles west of the town of Delta.  These uranium claims are situated east of the Brushman Wellman Beryllium mine, and have excellent road access.  The claims are controlled 100% by MAX.

The data herein and the contents of this press release have been reviewed by Mr. Clancy J. Wendt, M.S., C.P.G., Reg. Az. and B.C., the Vice-President of Exploration for MAX, who is a qualified person as defined in National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Utah, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

March 29, 2006

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

PRIVATE PLACEMENT ARRANGED FOR $1,050,000

MAX Resource Corp. is pleased to announce that it has agreed to a non-brokered private placement of 1.400,000 units at $0.75 per unit.  Each unit will consist of one common share and ½ of a non-transferable share purchase warrant exercisable for a two year period from closing.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $1.00 per share for a two year period from closing.  A finder’s fee may be paid in accordance with Exchange policies on a portion of this private placement, which is subject to acceptance for filing by the Exchange.

Proceeds of this private placement will be used for continued exploration of MAX’s North American properties.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Utah, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date April 4, 2006

By:     /s/ Stuart Rogers

Stuart Rogers

Director